EXHIBIT 5.1
January 28, 2010
Vanda Pharmaceuticals Inc.
9605 Medical Center Drive, Suite 300
Rockville, Maryland 20850
Re: Vanda Pharmaceuticals Inc. Registration Statement for 1,102,535 Shares of Common Stock
Ladies and Gentlemen:
     We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,102,535 shares of Common Stock issuable under the 2006 Equity Incentive Plan (the “Plan”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,
/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP